Mercedes-Benz Auto Lease Trust 2013-B
Investor Report

Amounts in USD

Dates

Collection Period No.	18	
Collection Period (from... to)	1-Apr-2015	30-Apr-2015
Determination Date	13-May-2015	
Record Date	14-May-2015	
Payment Date	15-May-2015	
Interest Period of the Class A-1 Notes (from... to)	15-Apr-2015	15-May-2015	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Apr-2015	15-May-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	272,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	400,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	535,000,000.00	408,154,044.81	343,213,277.87	64,940,766.94	121.384611	0.641520
Class A-4 Notes	100,805,000.00	100,805,000.00	100,805,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,307,805,000.00**	**508,959,044.81**	**444,018,277.87**	**64,940,766.94**		
Overcollateralization	262,190,087.88	290,449,091.26	290,449,091.26			
Total Securitization Value	**1,569,995,087.88**	**799,408,136.07**	**734,467,369.13**			
present value of lease payments	550,321,585.65	143,546,343.87	127,746,703.68			
present value of Base Residual Value	1,019,673,502.23	655,861,792.20	606,720,665.45			

	Amount	Percentage
Initial Overcollateralization Amount	262,190,087.88	16.70%
Target Overcollateralization Amount	290,449,091.26	18.50%
Current Overcollateralization Amount	290,449,091.26	18.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.260000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.530000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.620000%	210,879.59	0.394167	65,151,646.53	121.778779
Class A-4 Notes	0.760000%	63,843.17	0.633333	63,843.17	0.633333
Total		**274,722.76**		**$65,215,489.70**	

Amounts in USD

Available Funds			**Distributions**	
Lease Payments Received	16,472,437.59		(1) Total Servicing Fee	666,173.45
Net Sales Proceeds-early terminations (including Defaulted Leases)	30,453,762.31		Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	20,211,976.44		(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	18,456.80		(3) Interest Distributable Amount Class A Notes	274,722.76
Excess mileage included in Net Sales Proceeds	337,918.77		(4) Priority Principal Distribution Amount	0.00
Subtotal	67,138,176.34		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00		(6) Regular Principal Distribution Amount	64,940,766.94
Advances made by the Servicer	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	347.77		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	67,138,524.11		(9) Excess Collections to Certificateholders	1,256,860.96
Reserve Account Draw Amount	0.00		**Total Distribution**	**67,138,524.11**
Total Available Funds	**67,138,524.11**			

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	666,173.45	666,173.45	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	274,722.76	274,722.76	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	210,879.59	210,879.59	0.00
thereof on Class A-4 Notes	63,843.17	63,843.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	274,722.76	274,722.76	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	64,940,766.94	64,940,766.94	0.00
Principal Distribution Amount	64,940,766.94	64,940,766.94	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	7,849,975.44
Reserve Fund Amount - Beginning Balance	7,849,975.44
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	39.28
minus Net Investment Earnings	39.28
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	7,849,975.44
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	39.28
Net Investment Earnings on the Exchange Note	
Collection Account	308.49
Investment Earnings for the Collection Period	347.77

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,569,995,087.88	37,363
Securitization Value beginning of Collection Period	799,408,136.07	22,921
Principal portion of lease payments	11,517,066.79	
Terminations- Early	28,303,912.47	
Terminations- Scheduled	18,548,996.23	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,570,791.45	
Securitization Value end of Collection Period	734,467,369.13	21,262
Pool Factor	46.78%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.79%	6.78%
Weighted Average Remaining Term (months)	24.32	10.45
Weighted Average Seasoning (months)	9.84	26.68
Aggregate Base Residual Value	1,159,889,424.74	640,069,237.19
Cumulative Turn-in Ratio		91.79%
Proportion of base prepayment assumption realized life to date		64.84%
Actual lifetime prepayment speed		0.55%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	732,025,706.37	21,194	99.67%
31-60 Days Delinquent	2,071,961.87	57	0.28%
61-90 Days Delinquent	322,110.20	10	0.04%
91-120 Days Delinquent	47,590.69	1	0.01%
Total	734,467,369.13	21,262	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	624,309.92
Less Liquidation Proceeds	300,838.55
Less Recoveries	347,577.32
Current Net Credit Loss / (Gain)	(24,105.95)
Cumulative Net Credit Loss / (Gain)	878,525.68
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.056%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	52,799,390.23
Less sales proceeds and other payments received during	
Collection Period	50,726,472.09
Current Residual Loss / (Gain)	2,072,918.14
Cumulative Residual Loss / (Gain)	6,983,383.70
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	0.445%